FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Wells III, James M.	2. Issuer Name and Ticker or Trading Symbol SunTrust Banks, Inc. - STI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman
(Last) (First) (Middle) 303 Peachtree St.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 58-1575035	4. Statement for Month/Day/Year December 20, 2002
(Street) Atlanta, GA 30308		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/20/02		G	V	269	D		103,159	D
Common Stock								12,267	I	Spouse
Common Stock								417.578	I	401(k)(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(2)	1 for 1							(2)	(2)	Common Stock			830.626	D
Option	21.0300							1/21/94	1/21/03	Common Stock			18,286	D
Option	21.6800							1/27/95	1/27/04	Common Stock			24,188	D
Option	19.7000							1/26/96	1/26/05	Common Stock			5,076	D
Option	19.7000							1/26/96	1/26/05	Common Stock			35,244	D
Option	28.2000							1/25/97	1/25/06	Common Stock			3,546	D
Option	28.1900							1/25/97	1/25/06	Common Stock			34,470	D
Option	37.2800							1/23/98	1/23/07	Common Stock			2,682	D
Option	37.2700							1/23/98	1/23/07	Common Stock			27,558	D
Option	38.2800							2/24/98	2/24/07	Common Stock			10,176	D
Option	54.3900							7/20/98	1/22/08	Common Stock			1,838	D
Option	54.3900							7/20/98	1/22/08	Common Stock			26,290	D
Option(3)	76.5000							12/31/01	12/31/08	Common Stock			90,000	D
Option(4)	73.0625							12/31/01	11/9/09	Common Stock			15,000	D
Option(5)	50.5000							3/6/03	3/6/10	Common Stock			24,000	D
Option (5)	50.5000							3/6/05	3/6/10	Common Stock			16,000	D
Option (5)	51.125							12/31/01	11/14/10	Common Stock			15,000	D
Option (5)	51.125							11/14/03	11/14/10	Common Stock			35,000	D
Option (5)	64.57							12/31/01	11/13/11	Common Stock			15,000	D
Option (5)	64.57							11/13/04	11/13/11	Common Stock			60,000	D

Explanation of Responses:

(1) Because the stock fund component of the 401(k) Plan is accounted for in unit accounting, the number of share equivalents varies based on the closing price of SunTrust stock on the applicable measurement date.
(2) The reported phantom stock units were acquired under SunTrust Banks, Inc.'s 401(k) excess benefit plan.
(3) The option becomes exercisable on the earlier of 12/31/01, death, disability, a change in control, termination of employment by SunTrust Banks, Inc. without cause or termination by Mr. Wells for good reason.
(4) Granted pursuant to the 1995 SunTrust Executive Stock Plan.
(5) Granted pursuant to the SunTrust Banks, Inc. 2000 Stock Plan.

By: /s/ Raymond Fortin, Attorney-in-Fact for James M. Wells III **Signature of Reporting Person	December 23, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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